Contact:

Bob Rai, Director and CEO
604-247-2639

info@vancpharm.com

www.vancpharm.com

Vancouver, June 5, 2018

VANC Bolsters Hema-Fer Market Presence with Amazon Canada Store Launch and Advertising Approvals

VANC receives PAAB approval for Hema-Fer detail aid

VANC receives ASC approval for and launches Hema-Fer website (www.hemafer.ca)

VANC launches Amazon Canada online store

VANCOUVER, BC, June 5, 2018 – VANC Pharmaceuticals Inc. (“VANC”) is pleased to announce the launch of the Amazon Canada online store for Hema-Fer, along with Pharmaceutical Advertising Advisory Board (PAAB) approval of the Hema-Fer detail aid, and Advertising Standards Canada (ASC) approval of the newly-launched Hema-Fer website, www.hemafer.ca. Hema-Fer is the strongest over-the-counter (OTC) naturally derived heme iron polypeptide supplement available in Canada, and is indicated to help prevent iron deficiency and iron deficiency anemia.

“These developments will allow us to enrich the pharmaceutical knowledge base for healthcare professionals and their patients while strengthening VANC’s position as a leading provider of niche pharmaceuticals,” said Mark Kunzli, Executive Vice President at VANC. “This PAAB approved detail aid provides healthcare professionals with the clinical information they need to be confident recommending Hema-Fer to their patients.” The detail aid contains concise information on heme iron and ensures that healthcare professionals will be equipped to understand Hema-Fer’s uses and provide relevant information and recommendations to their patients. The PAAB is the only independent and not-for-profit organization recognized by Health Canada for the regulation of pharmaceutical product advertising to healthcare professionals.

VANC has also received ASC approval of the newly launched Hema-Fer website (www.hemafer.ca), designed to increase awareness and provide in-depth information for consumers to discuss Hema-Fer with their healthcare professional. The ASC is a self-regulating and not-for-profit advertising body responsible for maintaining accuracy and transparency in advertising by employing the Canadian Code of Advertising Standards. These approvals herald the launch of VANC Pharmaceutical’s Amazon Canada online store and website for Hema-Fer, allowing Canadians to conveniently purchase Hema-Fer and have it shipped to their home.

The Canadian iron supplement market is valued at $49 million annually, according to IQVIA 2017 data. To further bolster sales growth within this market, healthcare professionals will be provided with Hema-Fer promotional materials that will be distributed to pharmacies and medical clinics using VANC’s sales network. Pinnacle Pharmaceutics and their partners will employ 23 territory managers to carry out sales promotion of Hema-Fer in Ontario, Quebec and Atlantic Canada. Pinnacle is a leading sales and marketing agent for Canadian pharmaceutical manufacturers with a demonstrated track record proven by their service of 4,000 accounts nationally. Pinnacle’s sales team expertise will complement the existing sales promotion in Western Canada by The Zenar Group’s seven territory managers.

“The PAAB and ASC approvals build on our commitment to provide high-quality information to support our innovative and cost-effective over-the-counter products like Hema-Fer. We are also excited to provide Canadian consumers with direct access to Hema-Fer through our Amazon online store,” says Bob Rai, CEO and Director of

VANC. “We believe this is a major step towards increasing Hema-Fer sales and we look forward to updating our investors with our progress over the coming quarters.”

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.